                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)


                               Catherine Patterson
                                Electropure, Inc.
                           23251 Vista Grande, Suite A
                             Laguna Hills, CA 92653
                                 (714) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 1997
             (Date of Event Which Requires Filing of this Statement)

                   If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this
       Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)
       (3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 pages)

                   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D-AMENDMENT NO. 3


CUSIP No.    286133                                            PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Anthony M. Frank
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California, USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,037,084
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,037,084
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,084
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              36.0% of the Common Stock
              31.8% of voting power
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN - 1,957,084
              EP -    80,000
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                               PAGE 3 OF 8 PAGES

This Amendment No. 3 amends, in relevant part as follows, the Schedule 13D, filed August 14, 1997, of Anthony M. Frank (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common Stock") of Electropure, Inc., a California corporation, formerly HOH Water Technology Corporation.

ITEM 1.     SECURITY AND ISSUER

            Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23251 Vista Grande, Suite A, Laguna Hills, California 92653.

ITEM 2.     IDENTITY AND BACKGROUND

            (a)         Anthony M. Frank

            (b)         320 Meadowood Court, Pleasant Hill, CA  94523

            (c)         Retired - former Postmaster General

            (d)         Not applicable

            (e)         Not applicable

            (f)         U.S.A.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Of the $157,110 used to acquire the shares of Common Stock of Electropure indicated below, $150,000 was loaned to the Company's licensee, EDI Components ("EDI"), and under an agreement with the Company, the principal loans and $7,110 in interest accrued thereon was converted into 418,960 shares of Common Stock of Electropure. The transactions which require the filing of this
Schedule involve the sale of a portion of such shares. All of the funds utilized to purchase shares of Common Stock from Electropure, including amounts previously loaned to or invested in EDI, were from Mr. Frank's personal funds.

ITEM 4.     PURPOSE OF THE TRANSACTION

            On October 7, 1997, Mr. Frank sold 200,000 shares of Common Stock which he had acquired, at $0.375 per share, upon the conversion of $150,000 loans (plus interest) made to the Company licensee, EDI Components. The sale of such shares were made in private transactions at cost, to Mr. Frank's daughter, Tracy Frank (100,000 shares) and to Ronald J. O'Hare (50,000 shares) and Catherine Patterson (50,000 shares).

            Mr. Frank may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

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                                                               PAGE 4 OF 8 PAGES



            Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

            (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

            (e) Any material change in the present capitalization or dividend policy of Electropure;

            (f) Any other material change in Electropure's business or corporate structure;

            (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

            (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)      Any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF ISSUER

            (a)      Mr. Frank owns the following shares of Electropure:

                     2,037,084 shares of Common Stock with one vote per share(1).

--------
(1) Includes warrants for 300,000 shares of Common Stock exercisable at $2.25 per share and 50,000 shares exercisable at $1.25 per share.

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                                                               PAGE 5 OF 8 PAGES


                     Mr. Frank owns beneficially 31.8% of the Common Stock; 36.0% if all of the warrants described in in Item 6 are exercised. Mr. Frank owns 23.0% of the voting power of all classes of stock of Electropure.

            (b) Mr. Frank has the sole voting and dispositive power over the shares he owns.

            (c) Since August 14, 1997, Mr. Frank has entered into the following transactions with regard to Electropure's Common
                     Stock:

                     In August, 1997, Mr. Frank acquired shares of Common Stock upon the exchange of $150,000 in principal loans previously made to the Company's licensee EDI Components ("EDI"). In accordance with the terms of the August, 1997 License Termination Agreement entered into between the Company and EDI, Mr. Frank converted such principal loans, plus $7,110 in accrued interest, into 418,906 shares at $0.375 per share. On October 7, 1997, Mr. Frank sold, at his cost, 200,000 of such shares to his adult daugher, Tracy F. Frank (100,000 shares), and to Ronald J. O'Hare (50,000 shares) and Catherine Patterson (50,000 shares). Mr. O'Hare is currently employed by the Company and formerly served as a Director. Ms. Patterson currently serves as Corporate Secretary and Chief Financial Officer of the Company.

                     On October 1, 1997, Mr. Frank assigned, at no cost, warrants to purchase 4,000 shares of the Company's Common Stock at $0.50 per share to Mr. William Farnam, a Director of the Company, who subsequently exercised same. Such warrants were scheduled to expire at 5:00 P.M. on October 1, 1997 (pursuant to the above-referenced Licensed Termination Agreement).

                     The following Warrants are currently exercisable by Mr.
                     Frank:

                     -----------------------------------------------------------
                     DATE GRANTED      PURCHASE PRICE         NO. OF SHARES
                     -----------------------------------------------------------
                       12/17/92           $ 1.25                 50,000
                       02/22/96           $ 2.25                300,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

            Pursuant to the transactions described in Item 5 above, Mr. Frank has the right, until December 17, 2002 to purchase 50,000 shares of Electropure's Common Stock at $1.25 per share. Additionally, Mr. Frank has the right, until February 22, 2001 to purchase 300,000 shares of Common Stock at $2.25 per share.

In addition to the 362,500 shares of Common Stock (valued at $725,000) issued to the investors of EDI Components (of which Mr. Frank received 25,000 shares) pursuant to the August, 1997 License Termination Agreement, the Company has agreed to issue Additional Shares upon the Common Stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger

                                                               PAGE 6 OF 8 PAGES

Value"). The aggregate value of such Additional Shares shall equal $675,006, $675,012 and $674,982, respectively, for a total additional value of $2,025,000. Of such Additional Shares, if and when issued by the Company, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $50,001, $50,004 and $49,995, respectively, for a total additional value of $150,000. If all of the Additional Shares are issued pursuant to the License Termination Agreement, Mr. Frank will have received 63,258 shares of the Company's Common Stock valued at $200,000.

ITEM 7. EXHIBITS

        10.10.A     Subscription Agreement, December 6, 1989*

        10.10.B     Subscription Agreement, October 10, 1990*

        10.10.C     Subscription Agreement, March 1, 1991*

        10.10.D     Warrants for 4,444 shares (Warrant No. 219 - 11/17/89)*

        10.10.E     Warrants for 2,222 shares (Warrant No. 278 - 10/18/90)*

        10.10.F     Warrants for 6,250 shares (Warrant No. 299 - 03/27/91)*

        10.10.G     Warrants for 2,500 shares (Warrant No. 324 - 08/06/92)*

        10.10.H     Warrants for 3,125 shares (Warrant No. 332 - 08/06/92)*

        10.10.I     Warrants for 25,000 shares (Warrant No. 361 - 12/18/92)*

        10.10.J     Warrants for 50,000 shares (Warrant No. 360 - 12/17/92)*

        10.10.K     Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92)*

        10.10.L     Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93)**

        10.10.M     Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94)**

        10.10.N     Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94)**

        10.10.O     Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95)**

        10.10.P     Warrants for 300,000 shares (Warrant No. 388 - 02/22/96)**

        10.10.Q     Stock Right Agreement No. E-1034**

        10.10.R     10% Two-Year Convertible Term Note - 12/31/96**

        10.10.S     10% Two-Year Convertible Term Note - 02/25/97**



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                                                               PAGE 7 OF 8 PAGES


        10.10.T     10% Two-Year Convertible Term Note - 04/10/97**

        10.47.8 License Termination Agreement dated August 14, 1997 (effective 08/05/97)***

----------
* Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.

** Previously filed in connection with Amendment No. 1 to Schedule 13D filed on June 2, 1997 by the Reporting Person.

*** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.


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                                                               PAGE 8 OF 8 PAGES


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Dated:                  October 7, 1997


                                       /s/ ANTHONY M. FRANK
                                       -----------------------------------------
                                       Anthony M. Frank